SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Aurora Mobile Limited

(Name of Issuer)

Common Shares, $0.0001 par value per share

(Title of Class of Securities)

051857 100**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 051857 100 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “JG.” Three ADSs represent two Class A common shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Fei Chen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China, Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,002,056
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,002,056
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,002,056
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.4% (1)
12	Type of Reporting Person IN

(1)

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 76,594,315 common shares (being the sum of 59,594,126 Class A common shares and 17,000,189 Class B common shares) of the Issuer (as defined below) outstanding as of December 31, 2018 as a single class. Class B common shares are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis. Class A common shares are not convertible into Class B common shares under any circumstances.

Item 1(a).	Name of Issuer: Aurora Mobile Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 3/F, Building No. 7, Zhiheng Industrial Park, Nantou Guankou Road 2, Nanshan District, Shenzhen, Guangdong, 518052, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Fei Chen (the “Reporting Person”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

For Fei Chen

c/o 3/F, Building No. 7, Zhiheng Industrial Park

Nantou Guankou Road 2, Nanshan District

Shenzhen, Guangdong, 518052

People’s Republic of China

Item 2(c)	Citizenship: Fei Chen – China, Hong Kong Special Administrative Region

Item 2(d).

Title of Class of Securities:

Common shares, $0.0001 par value per share, of the Issuer

The Issuer’s common shares consist of Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each holder of Class A common shares is entitled to one vote per share and each holder of Class B common shares is entitled to ten votes per share on all matters submitted to them for vote. Class B common shares are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis. Class A common shares are not convertible into Class B common shares under any circumstances.

Item 2(e).	CUSIP Number: 051857 100 This CUSIP number applies to the American depositary shares of the Issuer. Three American depositary shares represent two Class A common shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Fei Chen	5,002,056	6.4%	5,002,056	0	5,002,056	0

As of December 31, 2018, 3,816,026 Class A common shares were directly held by Elite Bright International Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Fei Chen. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Fei Chen may be deemed to beneficially own all of the common shares of the Issuer held by Elite Bright International Limited. In addition, Mr. Fei Chen has the right to acquire 1,186,030 Class A common shares upon exercise of option within 60 days after December 31, 2018.

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 76,594,315 common shares (being the sum of 59,594,126 Class A common shares and 17,000,189 Class B common shares) of the Issuer outstanding as of December 31, 2018 as a single class. In computing the percentage ownership of the Reporting Person, we have included shares that the Reporting Person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2018.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2019

FEI CHEN

/s/ Fei Chen